Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statement Nos. 333-48531, 333-15807, 333-112889, 333-181439 and 333-143838 on Form S-8 and registration statement Nos. 333-189015 and 333-201339 on Form S-3 of our report dated March 16, 2015 on our audits of the consolidated financial statements of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2014 and 2013, and for the years then ended, and our report on our audit of the internal control over financial reporting of TG Therapeutics, Inc. and Subsidiaries as of December 31, 2014, dated March 16, 2015, included in this Annual Report on Form 10-K of TG Therapeutics, Inc. and Subsidiaries for the year ended December 31, 2014.

/s/ CohnReznick LLP

Roseland, New Jersey
March 16, 2015